DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N/A

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
516,098

8. SHARED VOTING POWER
299,932

9. SOLE DISPOSITIVE POWER
816,030

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
816,030

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.25%

14. TYPE OF REPORTING PERSON
IA


This statement constitutes amendment No.5 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew
Dakos on March 16, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per N-CSR filed on 4/30/08 there were 25,131,894 shares of FT outstanding . The percentage set forth in item 5 was derived using such number.

a) Bulldog Investors, and Phillip Goldstein beneficially own an aggregate of 816,030 shares of FT or 3.25% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of FT were sold:

Date		Shares		Price
02/20/09	6,000		$3.9900
02/23/09	3,000		$3.9600
02/24/09	13,100		$3.9225
02/25/09	8,000		$4.0000
02/26/09	8,200		$3.9539
02/27/09	3,050		$3.9200
03/02/09	700		$3.8500
03/06/09	500		$3.4500
03/09/09	3,300		$3.3500
03/10/09	7,500		$3.4393
03/11/09	12,000		$3.5208
03/12/09	1,900		$3.6000
03/12/09	10,100		$3.5900
03/13/09	2,267		$3.6039
03/16/09	25,000		$3.6694
03/17/09	3,100		$3.6713
03/18/09	25,000		$3.6650
03/18/09	300		$3.7000
03/19/09	10,000		$3.7076
03/20/09	16,900		$3.7040
03/23/09	25,000		$3.8304
03/24/09	70,300		$3.8145
03/25/09	29,700		$3.8511
03/25/09	5,000		$3.8500
03/26/09	15,000		$3.8821
03/26/09	10,000		$3.8500
03/26/09	3,500		$3.8900
03/27/09	10,300		$3.8532
03/31/09	17,435		$3.8071
04/01/09	47,600		$3.7965
04/02/09	10,000		$3.8600
04/02/09	28,800		$3.8581
04/03/09	5,900		$3.9000
04/03/09	46,000		$3.8829
04/06/09	7,185		$3.8500
04/07/09	6,900		$3.8196
04/08/09	21,563		$3.8615
04/09/09	9,932		$3.9245
04/13/09	9,835		$3.9108
04/14/09	18,230		$3.9094
04/15/09	17,819		$3.9568
04/16/09	50,000		$3.9910
04/17/09	48,300		$4.0349
04/20/09	3,000		$4.0000










d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/21/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP